                                                                    EXHIBIT 99.3



                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD

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NOTICE OF CHANGES IN DIRECTOR'S SHAREHOLDING
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
NAME OF DIRECTOR:                                Premod Paul Thomas

DATE OF NOTICE TO COMPANY:                       10/10/2002

DATE OF CHANGE OF SHAREHOLDING:                  10/10/2002

NAME OF REGISTERED HOLDER:                       Premod Paul Thomas

CIRCUMSTANCE(S) GIVING RISE TO THE INTEREST:     Others
PLEASE SPECIFY DETAILS:                          Allotted shares pursuant to the exercise of
                                                 rights to subscribe for new shares under
                                                 Chartered's rights offering
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     INFORMATION RELATING TO SHARES HELD IN THE NAME OF THE REGISTERED HOLDER:-

NO. OF SHARES WHICH ARE THE SUBJECT OF THE TRANSACTION:        14,400
% OF ISSUED SHARE CAPITAL:                                     0.00057

AMOUNT OF CONSIDERATION (EXCLUDING BROKERAGE AND
 STAMP DUTIES) PER SHARE PAID OR RECEIVED:                     S$1.00

NO. OF SHARES HELD BEFORE THE TRANSACTION:                     18,000
% OF ISSUED SHARE CAPITAL:                                     0.00072

NO. OF SHARES HELD AFTER THE TRANSACTION:                      32,400
% OF ISSUED SHARE CAPITAL:                                     0.0013


     HOLDINGS OF DIRECTOR, INCLUDING DIRECT AND DEEMED INTEREST:-

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
                                                   DEEMED         DIRECT
                                                   ------        -------
NO. OF SHARES HELD BEFORE THE TRANSACTION:            0           18,000
% OF ISSUED SHARE CAPITAL:                            0          0.00072

NO. OF SHARES HELD AFTER THE TRANSACTION:             0           32,400
% OF ISSUED SHARE CAPITAL:                            0           0.0013

TOTAL SHARES:                                         0           32,400